UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
STEREO VISION ENTERTAINMENT, INC.

(NAME OF ISSUER)
COMMON

(TITLE OF CLASS OF SECURITIES)
85914Q 20 7

(CUSIP NUMBER)
December 31, 2008

(Date of event which requires filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☑	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
     The information required in the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(CONTINUED ON FOLLOWING PAGE(S))

CUSIP No.	85914Q 20 7

1	NAMES OF REPORTING PERSONS: David D. Ballard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,914,033

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		1,914,033

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,914,033

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	7.82%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	85914Q 20 7

1	NAMES OF REPORTING PERSONS: Ballard Property Co. No. 1, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Texas

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		190,700

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		190,700

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	190,700

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

	0.78%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

Item 1(a) Name of Issuer:
          Stereo Vision Entertainment, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices:
15452 Cabrito Road
Suite 204
Van Nuys, CA 91406
Item 2
(a) Name of Person Filing:
This statement is filed by David D. Ballard (“Ballard”) and Ballard Property Co. No. 1, Ltd. (“Ballard Property”). Ballard is the general partner of Ballard Property.
(b) Address of Principal Business Office:
The address of Ballard and Ballard Property is 7228 Spring Valley Road, Dallas, Texas 75240.
Item 2(c) Citizenship:
Ballard is a citizen of the United States. Ballard Property is a limited partnership organized under the laws of Texas.
Item 2(d) Title of Class of Securities: Common, $.001 par value
Item 2(e) CUSIP Number:                                       85914Q 20 7
Item 3. Type of Reporting Person:
If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
a.	☐ Broker or dealer registered under Section 15 of the Act.

b.	☐ Bank as defined in Section 3(a)(6) of the Act.

c.	☐ Insurance company as defined in Section 3(a)(19) of the Act.

d.	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

e.	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

f.	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

g.	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

h.	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

i.	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

j.	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4. Ownership as of December 31, 2008:
a. Amount beneficially owned:
Ballard owns 1,723,333 shares of Common Stock. Ballard Property owns 190,700 shares of common stock. As general partner of Ballard Property, Ballard is deemed to be the beneficial owner of 1,914,033 shares of Common Stock.
b. Percent of class
Ballard:                                 7.82%
Ballard Property:                  0.78%
c. Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote	0

(ii) Shared power to vote or to direct the vote
Ballard:	1,914,033
Ballard Property:	190,700

(iii) Sole power to dispose or to direct the disposition of:	0

(iv) Shared power to dispose or to direct the disposition of:
Ballard:	1,914,033
Ballard Property:	190,700
     Item 5. Ownership of Five Percent or Less of a Class:
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ( )
Item 6. Ownership of More than Five Percent on behalf of Another Person:           N/A
Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:           NA
Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A
Item 10. Certification:
          By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
          Signature:
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2009		/S/ FRANKLYN EUGENE BALLARD Franklyn Eugene Ballard,
Attorney in fact for David D. Ballard

Ballard Property Co. No. 1, Ltd.,

	By:	/S/ FRANKLYN EUGENE BALLARD Franklyn Eugene Ballard, Attorney
in fact for David D. Ballard, General Partner

NOTICE AND INFORMATION CONCERNING THE
STATUTORY DURABLE POWER OF ATTORNEY FOR
DAVID D. BALLARD
          THE POWERS GRANTED BY THIS DOCUMENT ARE BROAD AND SWEEPING. THEY ARE EXPLAINED IN THE DURABLE POWER OF ATTORNEY ACT, CHAPTER XII, TEXAS PROBATE CODE. IF YOU HAVE ANY QUESTIONS ABOUT THESE POWERS, OBTAIN COMPETENT LEGAL ADVICE. THIS DOCUMENT DOES NOT AUTHORIZE ANYONE TO MAKE MEDICAL AND OTHER HEALTH-CARE DECISIONS FOR YOU. YOU MAY REVOKE THIS POWER OF ATTORNEY IF YOU LATER WISH TO DO SO.
          You are authorizing the person named as your agent (attorney-in-fact) to act on your behalf with full legal power and authority, without any court approval or supervision, by taking any and all actions relating to the indicated transactions.
          YOU SHOULD NOT APPOINT A PERSON AS YOUR AGENT UNLESS YOU HAVE COMPLETE AND TOTAL TRUST AND CONFIDENCE IN THE PERSON. If, for example, you give your agent the power to handle real property transactions on your behalf, your agent would be able to bind you on all of the actions set out in Section 492 of the Texas Probate Code. Upon your request, Meadows, Owens, Collier, Reed, Cousins & Blau, L.L.P. will provide a copy of the relevant Texas Probate Code provisions, containing all of the powers that are or may be incorporated by reference into your Power of Attorney. In deciding whether you want your agent to have a particular power, YOU SHOULD READ THE CORRESPONDING STATUTORY PROVISIONS. If you have any questions about this document, or about any of the statutory powers, you should address these questions to a member of Meadows, Owens, Collier, Reed, Cousins & Blau, L.L.P., or to another attorney of your choice. YOU MAY REVOKE THIS POWER OF ATTORNEY AT ANY TIME IF YOU WISH TO DO SO.
          You may wish to designate one or more alternate or successor agents in the event that your first named agent is unwilling, unable or ineligible to act as your agent. Any alternate agent you designate will have the same authority to make property decisions for you. Even after you have signed this document, you have the right to make property decisions for yourself as long as you are able to do so.
          This document does not authorize anyone to make medical or health care decisions for you. Such decisions can be made pursuant to a Medical Power of Attorney, if you have executed one.
          Sign below to acknowledge your receipt of this disclosure statement prior to your execution of the Statutory Durable Power of Attorney, to affirm that YOU HAVE BEEN GIVEN THE OPPORTUNITY TO READ THE RELEVANT STATUTORY POWERS AND ASK ABOUT THE SCOPE OF ANY POWERS THAT YOU DO NOT FULLY UNDERSTAND.

/s/ DAVID D. BALLARD DAVID D. BALLARD, Principal
September 13, 2007
PAGE 1 OF MY STATUTORY DURABLE POWER OF ATTORNEY

STATUTORY DURABLE POWER OF ATTORNEY
FOR
DAVID D. BALLARD
          I, the undersigned Principal, being of sound mind and memory and over the age of eighteen (18) years, do hereby make, declare and publish this Statutory Durable Power of Attorney (this “Power of Attorney”).
I.
APPOINTMENT OF ATTORNEY
          A. Appointment of Attorney-in-Fact. I, DAVID D. BALLARD, having a current address as shown below, appoint FRANKLYN EUGENE BALLARD, as my true and lawful agent and attorney-in-fact (hereinafter, “Attorney-in-Fact”) to act for me in any lawful way with respect to all of the following powers, except as otherwise provided herein:
(a)	Real property transactions;

(b)	Tangible personal property transactions;

(c)	Stock and bond transactions;

(d)	Commodity and option transactions;

(e)	Banking and other financial institution transactions;

(f)	Business operating transactions;

(g)	Insurance and annuity transactions;

(h)	Estate, trust, and other beneficiary transactions;

(i)	Claims and litigation;

(j)	Personal and family maintenance;

(k)	Benefits from social security, Medicare, Medicaid, or other governmental programs or civil or military service;

(l)	Retirement plan transactions; and

(m)	Tax matters.
The authority granted to my Attorney-in-Fact hereunder shall specifically include all of the powers authorized under Chapter XII of the Texas Probate Code, as amended from time to time, so that each express power granted hereunder has the meaning and effect prescribed by that Chapter, and each of the subjects specifically identified in this Section shall have the meaning set out for such terms as found in applicable provisions of such Chapter, as amended from time to time.
          B. General Power of Attorney. EXCEPT AS OTHERWISE PROVIDED HEREIN, THIS DOCUMENT SHALL BE CONSTRUED AND INTERPRETED AS A
PAGE 2 OF MY STATUTORY DURABLE POWER OF ATTORNEY

GENERAL POWER OF ATTORNEY AND MY ATTORNEY-IN-FACT SHALL HAVE THE POWER AND AUTHORITY TO PERFORM OR UNDERTAKE ANY ACTION I COULD PERFORM OR UNDERTAKE IF I WERE PERSONALLY PRESENT.
                    1. Complete Powers: Accordingly, my Attorney-in-Fact shall have and exercise any and all powers, rights, duties, responsibilities and obligations (broadly construed) which I could or would have if I were acting myself. It is my expressed objective in executing this Power of Attorney to vest in my designated Attorney-in-Fact full and complete powers of substitution, and to act in my name, place and stead and on my behalf to do and exercise all powers, rights, duties, responsibilities and obligations that I could or would have if I were acting myself. Any doubts or questions as to whether my Attorney-in-Fact may possess sufficient powers to enter into any transaction shall be resolved in favor of my Attorney-in-Fact possessing sufficient authority, and such presumption shall, in all events, protect any third party or parties.
                    2. Income Tax Consequences: Notwithstanding anything contained herein to the contrary, any authority granted to my Attorney-in-Fact in this Power of Attorney shall be limited so as to prevent this Power of Attorney from causing my Attorney-in-Fact to be taxed on the income associated with my property and from causing my Attorney-in-Fact to be deemed to hold a general power of appointment over my property, as that term is defined in Section 2041 of the Internal Revenue Code of 1986, as amended. In this regard, it is my intent to give to my Attorney-in-Fact only the general powers described in this Power of Attorney to be used in the administration of my affairs.
                    3. Insurance Matters: Notwithstanding anything contained herein to the contrary, any authority granted to my Attorney-in-Fact relating to my interest, if any, in any
PAGE 3 OF MY STATUTORY DURABLE POWER OF ATTORNEY

life insurance policy of which my Attorney-in-Fact is the insured shall be limited so as to prevent this Power of Attorney from causing my Attorney-in-Fact to possess any incident of ownership relating to such policy or policies, as that term is defined in Section 2042 of the Internal Revenue Code of 1986, as amended. It is my intent to give my Attorney-in-Fact the general powers described in this Power of Attorney to hold, receive and deliver any such life insurance policy, but not otherwise to exercise any right incident to it, specifically but not limited to, excluding the right to borrow against such policy, to pledge the interest in such policy for a loan, to surrender my interest in the policy or to change the beneficiary of the policy.
          C. Special Instructions. I hereby grant my Attorney-in-Fact the following additional powers:
                    1. Gifts: I hereby grant my Attorney-in-Fact the power to apply my property to make gifts and commence, continue, terminate, increase, or decrease any gift program or pattern of gifts for the benefit of any of my Family Members, as defined herein, and/or charitable organizations. The purposes of such transfers by my Attorney-in-Fact shall be limited to the purpose of minimizing income, gift, estate, inheritance, excise, and generation-skipping transfer (“GST”) taxes. My Attorney-in-Fact shall have the power to make gifts utilizing or exceeding any available annual gift tax exclusion, unified tax credit, GST exemption and/or any similar or successor exemptions or exclusions under federal and/or state law.
                    2. Formation of Trusts: I hereby grant my Attorney-in-Fact the authority to convey any and/or all of my property or interest therein (including real property, personal property, tangible or intangible, and/or any property of an investment or business nature
PAGE 4 OF MY STATUTORY DURABLE POWER OF ATTORNEY

of whatever kind and wherever located) to a revocable or irrevocable trust for my benefit and/or the benefit of any one or more of my Family Members and/or the benefit of one or more charitable organizations. Such transfers, and any other transfer pursuant to this Power of Attorney, may be made, as my Attorney-in-Fact deems appropriate, either directly or indirectly and/or outright or in trust (whether such trust being now in existence or established by my Attorney-in-Fact or by me hereafter). I hereby grant my Attorney-in-Fact the authority to create one or more revocable or irrevocable trusts containing such terms and conditions as my Attorney-in-Fact deems appropriate for such purposes. I hereby appoint my Attorney-in-Fact as the original trustee of any trust created pursuant to this Power of Attorney by my Attorney-in-Fact, to be subject to the duties granted and obligations imposed by the Texas Trust Code, as amended from time to time, with such modifications of any such duties and obligations as my Attorney-in-Fact deems appropriate and as set forth in the applicable trust agreement.
                    3. Personal Residence: It is my intent that the powers over “real property transactions” granted hereunder to my Attorney-in-Fact shall be exercisable by my Attorney-in-Fact with respect to my personal residence and/or homestead, and I hereby grant my Attorney-in-Fact the authority to sell, convey, pledge, subject to liens and/or otherwise dispose of or deal with my personal residence and/or homestead, as if such property were any other real property of mine.
                    4. Formation of Business Entities: It is my intent that the powers over “business operating transactions” granted hereunder to my Attorney-in-Fact shall include, and I hereby grant my Attorney-in-Fact with, the authority to form, create, invest in, loan to
PAGE 5 OF MY STATUTORY DURABLE POWER OF ATTORNEY

and/or otherwise deal with one or more corporations, partnerships, limited liability companies or other business entities as my Attorney-in-Fact deems appropriate.
                    5. Changes to Investment Portfolio: My Attorney-in-Fact shall consult with DAVID MALLECK prior to making any changes to my investment portfolio.
II.
ADMINISTRATIVE PROVISIONS
          A. Durability. This Power of Attorney shall continue until it is revoked or otherwise terminated in accordance with the terms hereof. This Power of Attorney is not affected by my subsequent disability or incapacity.
          B. Third Party Reliance. All third parties (whether individual, corporation, business or other entity) dealing with my Attorney-in-Fact shall be fully protected in relying upon my Attorney-in-Fact, and shall not be required or permitted to see to the application or use of any money or property paid or delivered to my Attorney-in-Fact, nor to inquire into the purpose, expediency or propriety of any transaction entered into and consummated by my Attorney-in-Fact. My Attorney-in-Fact is authorized to indemnify and hold harmless any third party who accepts and acts in reliance on this Power of Attorney, and such third party shall recognize the authority of my Attorney-in-Fact and transact with my Attorney-in-Fact in the same manner and to the same extent as the third party would with me.
          C. Agent’s Right to Resign. My Attorney-in-Fact shall have the right to resign by notifying me, in writing, of such resignation. In the event this Power of Attorney is filed of record, such resignation shall become effective as of the filing of such notice in the same county or counties where this Power of Attorney has been filed. Otherwise, such resignation shall become effective upon delivery of the designated notice of resignation.
          D. Fiduciary Responsibilities of Agent. MY ATTORNEY-IN-FACT OR AGENT, BY ACCEPTING OR ACTING UNDER THE APPOINTMENT, ASSUMES THE FIDUCIARY AND OTHER LEGAL RESPONSIBILITIES OF AN AGENT.
          E. Compensation and Expenses. My Attorney-in-Fact shall not be entitled to compensation for services rendered hereunder. However, my Attorney-in-Fact shall be entitled to reimbursement or advancement for expenses incurred or to be incurred in pursuance of the duties of my Attorney-in-Fact under this Power of Attorney.
PAGE 6 OF MY STATUTORY DURABLE POWER OF ATTORNEY

III.
MISCELLANEOUS PROVISIONS
          A. References to Agent. For convenience, any reference in this Power of Attorney to “agent” or “Attorney-in-Fact” shall include any and all agents and/or Attorney-in-Fact unless otherwise indicated.
          B. No Bond. I direct that no bond or other security shall be required of any Attorney-in-Fact in any jurisdiction in which my Attorney-in-Fact may be serving.
          C. Independent Powers. I direct that my Attorney-in-Fact shall exercise its powers free from any action or intervention from any court in any and all jurisdictions in which my Attorney-in-Fact may be serving. It is my expressed intent and purpose in executing this Power of Attorney that my Attorney-in-Fact shall have and exercise the broadest powers available.
          D. Avoidance of Guardianship. It is my intent that, in the event of my incapacity, this Power of Attorney and my appointment hereunder of my Attorney-in-Fact shall avoid the need for a guardianship of my estate.
          E. “Family Members” Defined. For purposes of this Power of Attorney, any reference to “Family Member” or “Family Members” shall mean my spouse, if any; my descendants and their spouses, if any; the beneficiaries, including members of any class of beneficiaries, named under my will, trust and/or other document which is a part of my overall estate plan, as such document exists at that time; and my heirs-at-law.
          F. Revocation of Power of Attorney. This Power of Attorney revokes any previous powers of attorney granted by me other than a power of attorney executed for medical care. This Power of Attorney may be revoked by me at any time upon my execution of a written instrument revoking this Power of Attorney. Except as otherwise provided by non-waivable provision of applicable law, the revocation of this Power of Attorney shall be effective immediately upon my execution of such written instrument. The written instrument which revokes this Power of Attorney shall be filed of record in the county, counties and/or other jurisdictions in which this Power of Attorney has been filed, if any. My Attorney-in-Fact may execute an affidavit stating that my Attorney-in-Fact do not have, or did not have, actual notice of the revocation or termination of this Power of Attorney if such affidavit is necessary or convenient to the conduct of any property transaction.
          G. Ratification and Exoneration Provisions. I hereby ratify and confirm all actions which my Attorney-in-Fact may take pursuant to this Power of Attorney. In addition, I hereby bind myself to indemnify my Attorney-in-Fact against any and all claims, demands, actions and causes of actions, including expenses, costs and reasonable Attorney’ fees, which my
PAGE 7 OF MY STATUTORY DURABLE POWER OF ATTORNEY

Attorney-in-Fact at any time, and from time to time, may sustain or incur in connection with its actions under this Power of Attorney.
          H. Effect of Death. My death shall not revoke or terminate this Power of Attorney as to my Attorney-in-Fact who, without actual knowledge of my death, acts in good faith under this Power of Attorney.
          I. Binding Nature. Unless otherwise invalid or unenforceable, any action taken by my Attorney-in-Fact pursuant to this Power of Attorney shall be binding upon me, my heirs, assigns and personal representatives.
                    EXECUTED on the 13th day of September, 2007.

/S/ DAVID D. BALLARD
DAVID D. BALLARD, Principal

Address: 7228 Spring Valley Drive Dallas, Texas 75240
PAGE 8 OF MY STATUTORY DURABLE POWER OF ATTORNEY

STATE OF TEXAS COUNTY OF DALLAS	§ § §
          This instrument was acknowledged before me on September 13 , 2007, by DAVID D. BALLARD, as principal.

(S E A L)	/S/ ALAN K. DAVIS
Notary Public, State of Texas

My Commission Expires:	Printed or Stamped Name:
4-10-2011

PAGE 9 OF MY STATUTORY DURABLE POWER OF ATTORNEY